SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Silver Horn Mining Ltd.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
827738105
(CUSIP Number)
Sandor Capital Master Fund, L.P. 2828 Ruth Street, St. 500 Dallas, TX 75201 (214) 849-9876
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies To: Harvey Kesner, Esq. Sichenzia Ross Friedman Ference LLP 1065 Avenue of Americas New York, New York 10018 Tel: (212) 930-9700 Fax: (212) 930-9725 January 28, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 4 Pages)

CUSIP No. 827738105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sandor Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 15,165,500
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 15,165,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,165,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14	TYPE OF REPORTING PERSON* PN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of Silver Horn Mining Ltd., a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 101 Middlesex Turnpike, Suite 6, Burlington, MA 01803.

Item 2. Identity and Background.

This statement is being filed by Sandor Capital Master Fund, L.P., a Texas limited partnership (“Sandor”). Sandor is principally engaged in investing. Sandor’s business address is 2828 Ruth Street, Dallas, TX 75201.

The capital stock of Sandor is owned by Sandor Advisors, LLC.  John S. Lemak, the President of Sandor, has sole voting and dispositive power over the shares held by Sandor. Mr. Lemak has his business address at 2828 Ruth Street, Dallas, TX 75201.  Mr. Lemak is a citizen of the United States.

During the past five years, neither of Sandor, Sandor Advisors, LLC nor Mr. Lemak has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 28, 2011, Sandor acquired 5,000,000 shares of the Issuer’s Common Stock upon exercise of warrants received in a private transaction. Such shares had previously been acquired by these persons in private transactions from a third party and the Issuer that were completed January 2011.

On April 12, 2011, Sandor acquired 85,500 shares of Common Stock in an open market transaction.  The aggregate consideration paid for the Common Stock currently held by Sandor is $459,115.95.

Item 4. Purpose of Transaction.

Sandor did not acquire the securities for the purpose of acquiring control of the Issuer. As of the filing date, Sandor has no plans or proposals that relate to or would result in any of the actions required to be described in Item 4 (b) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of April 12, 2011, Sandor beneficially owned 15,165,500 shares or 8% of the Issuer’s issued and outstanding common stock. Sandor has the sole power to vote or dispose of all of its respective shares. The capital stock of Sandor is owned by John S. Lemak, the President of Sandor. Mr Lemak has sole voting and dispositive power over the shares held by Sandor.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John S. Lemak and any other person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Sandor Capital Master Fund, L.P.

May 5, 2011	By:	/s/ John S.Lemak
Name: John S. Lemak
Title: President